Exhibit 99.1

BlueCity Announces Changes to Board and Committee Compositions

BEIJING, November 1st, 2021 -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a world’s leading online LGBTQ platform, today announced the appointment of Mr. Guojie Shi as a new independent director to its board of directors (the “Board”) and a member of the Board’s compensation committee (the “Compensation Committee”), effective immediately. Ms. Rong (Ruby) Lu has recently resigned from her positions as an independent director, a member of the audit committee (the “Audit Committee”) and the chairperson of the Board’s Compensation Committee. Ms. Lu’s resignation is not a result from any disagreement with the Company.

After the changes, the Board will continue to consist of five members, four of whom are independent directors. The Audit Committee will consist of Mr. Shengwen Rong and Ms. Wenjie Wu, with Mr. Shengwen Rong as the chairperson. The Compensation Committee will consist of Mr. Guojie Shi, Mr. Baoli Ma and Mr. Weiru Chen, with Mr. Guojie Shi as the chairperson.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, commented: “We appreciate the guidance, dedication, and tremendous contributions Ruby brought to the Company during her tenure on the Board, and it has been a pleasant journey working together. In the meantime, we are also very pleased to welcome Mr. Shi to BlueCity. His extensive experience and expertise in business management and planning for corporate governance will be valuable additions to the Board. We look forward to working closely with him and having his insight and guidance empower the Company as we enter an exciting new stage of growth.”

Mr. Guojie Shi has been a teaching assistant for several courses at Hupan University since 2020. Mr. Shi, a founding member of Taobao.com, had served as the head of its marketing and business development department, and worked in the organization department at Taobao.com, Koubei.com, Alibaba Cloud, and Alibaba Group from 2004 to 2013. Prior to that, Mr. Shi served as a marketing manager at A. O. Smith (China) Water Heater Co., Ltd. from 2002 to 2004, a marketing manager at Shanghai Sanming Foodstuff Co., Ltd. from 2000 to 2002, and a brand manager at Ting Hsin International Group Tianjin Tingyi Food Co., Ltd (Shanghai branch) from 1998 to 2002. Mr. Shi received his bachelor’s degree in water conservancy and hydropower engineering from Sichuan University in 1998 and his postgraduate diploma in integrated marketing communications from the University of Hong Kong in 2002.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions. According to Frost and Sullivan 2020, it is the largest online LGBTQ community in China, India, South Korea, Thailand and Vietnam by MAUs.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com